Exhibit 23.6

Consent of Independent Valuation Expert
We hereby consent: (a) to the reference to our name under the caption “Experts” and description of our role in the (i) valuation process of certain of the real estate properties (the “Appraised Properties”) of KBS Growth & Income REIT, Inc. (the “Company”) and (ii) valuation process of the Company and (b) to the disclosure that the total appraised value of the Appraised Properties of $154.3 million represents the sum of the appraised values of each of the Appraised Properties contained in the individual property appraisal reports provided by us to the Company as of the date of each such report, each as included in the prospectus supplement to the prospectus contained in Post-Effective Amendment No. 1 to the Registration Statement Form S-3 (File No. 333-207471) of KBS Growth & Income REIT, Inc.

December 12, 2017	/s/ Duff & Phelps, LLC
Duff & Phelps, LLC